Exhibit 99.1

Valens Semiconductor and Intel Foundry Services Announce Strategic Relationship for Next Generation A-PHY Product

The strategic collaboration will accelerate adoption of the MIPI A-PHY standard technology for enhanced ADAS and safety boosting the industry’s chiplet vision

HOD HASHARON, Israel. January 8, 2024 – Today, Valens Semiconductor (NYSE:VLN) and Intel Foundry Services (IFS) announce that IFS will fabricate Valens Semiconductor’s MIPI A-PHY chipsets using its advanced process nodes, aiming to address the robust demand in the market for this innovative connectivity solution. This collaboration furthers the strategic relationship between Valens and IFS that starts with the development of next generation of A-PHY in the automotive industry based on Intel leading-edge technology.

MIPI A-PHY is the first automotive industry standard developed for in-vehicle high-speed sensor connectivity. Since its release in 2020, it has attracted a growing ecosystem of companies designing products based on the technology. Valens Semiconductor, a key contributor to the standard, was the first on the market to offer A-PHY-compliant chipsets with its VA7000 product family.

“Best-in-class products, like our A-PHY chipsets, require best-in-class processes – and that’s exactly what we’re getting through this collaboration with Intel Foundry Services” said Gideon Ben Zvi, CEO of Valens Semiconductor. “With the full suite of resources Intel offers, including advanced process and packaging technologies, and a broad IP portfolio, we’re confident that we can further advance our A-PHY products. As a leader in MIPI A-PHY, we are proud to provide the most resilient high-performance connectivity technology, enabling significantly safer cars in the future.”

As part of this strategic collaboration, Valens Semiconductor will utilize Intel’s leading edge process technology to produce its second generation of A-PHY chipsets. Intel’s ecosystem and advanced processes will enable significant cost and power reductions for this chipset family while achieving the highest-performance and flawless Electromagnetic Compatibility (EMC). With the significant increase in bandwidth and other architecture requirements, this unique set of capabilities ensure link performance and passenger safety are maintained at all times.

“One of the goals of Intel Foundry Services is to identify transformative technologies, and harness Intel’s breakthrough process technology and global ecosystem to accelerate innovation and unlock new opportunities for our customers,” said Stuart Pann, Senior Vice President and General Manager, Intel Foundry Services. “The MIPI A-PHY chipset is an obvious fit – a next-generation technology with the potential for broad market adoption that can help advance automotive performance and safety and further the autonomous vision.”

This collaboration will play a significant role in boosting the vision for a chiplet architecture in the automotive industry. With its reliance on advanced package integration and the use of standardized interfaces such as UCIe, the chiplet architecture will be complimented by MIPI A-PHY as the standardized connectivity interface. This is the best way to meet the automotive market’s requirements for high reliability, high performance, and low latency, and MIPI A-PHY will be a key enabler of this next-generation silicon architecture.

About Intel Foundry Services

IFS is a critical pillar of Intel’s IDM 2.0 strategy, a multiyear transformation to regain and strengthen technology leadership, manufacturing scale and long-term growth. Intel’s global manufacturing footprint – including investments in both the U.S. and EU – is designed to help balance the world’s silicon capacity and ensure the sustainable, resilient, and secure supply chain the world needs. Through a differentiated IDM 2.0 model, Intel is in a unique position to help serve critical customer products globally and prepare for the continuous increase in future semiconductor demand.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Valens Semiconductor:

Yoni Dayan,

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moira Conlon

Financial Profiles, Inc.

+1-310-622-8220

Valens@finprofiles.com

SOURCE Valens Semiconductor